

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 4, 2018

<u>Via E-mail</u>
Christopher P. Vallos
Chief Executive Officer
Core Lithium Corp.
250 East Fifth Street, 15th Floor PMB #121
Cincinnati, OH 45202

>   **Re: Core Lithium Corp.**
>   **Form 10-12G**
>   **Filed July 6, 2018**
>   **File No. 000-55959**

Dear Mr. Vallos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ David Link for
>
>   John Reynolds
>   Assistant Director
>   Office of Beverages, Apparel, and
>   Mining

cc: Mark C. Lee
       Greenberg Traurig, LLP